SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES 1934 ACT OF 1934

(Amendment No. 7)

AVG TECHNOLOGIES N.V.

(Name of Subject Company)

AVG TECHNOLOGIES N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N07831105

(CUSIP Number of Class of Securities)

Harvey J. Anderson

AVG Technologies N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

Netherlands

+31-20-5226210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Peter M. Lamb

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, California 94205

(650) 614-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2016 (together with the exhibits and annexes thereto and as amended or supplemented hereby and as previously and as may be further amended from time to time, the “Schedule 14D-9”) by AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “AVG”). The Schedule 14D-9 relates to the tender offer by Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (“Purchaser”) organized under the laws of The Netherlands and a direct wholly owned subsidiary of Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent” or “Avast”), to purchase all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”) at a purchase price of $25.00 per Share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2. Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph under the subsection titled “(b) Tender Offer” with the following:

“The Offer, which was previously scheduled to expire at 11:59 p.m., New York City time, on August 31, 2016 and was extended until 11:59 p.m., New York City time, on September 15, 2016, is being further extended in accordance with the Purchase Agreement until 11:59 p.m., New York City time, on September 29, 2016, unless further extended or earlier terminated in accordance with the Purchase Agreement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVG TECHNOLOGIES N.V.

By:	/s/ Gary Kovacs
	Name:	Gary Kovacs
	Title:	Chief Executive Officer

By:	/s/ Jeffrey Ross
	Name:	Jeffrey Ross
	Title:	Chief Financial Officer

Dated: September 16, 2016